Exhibit 99.2

December 27, 2021

NOTICE OF REDEMPTION OF ALL OUTSTANDING

PUBLIC WARRANTS (CUSIP 50202P113) AND PRIVATE WARRANTS

Dear Warrant Holder,

Li-Cycle Holdings Corp. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on January 26, 2022 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Public Warrants”) to purchase Common Shares of the Company (the “Common Shares”), that were issued under the Warrant Agreement, dated September 23, 2020, by and between Peridot Acquisition Corp. and Continental Stock Transfer & Trust Company (“CST”), as warrant agent, as amended by the Warrant Amendment Agreement, dated as of August 10, 2021 (together, the “Warrant Agreement”), by and between the Company and the Warrant Agent for a redemption price of $0.10 per Public Warrant (the “Redemption Price”). In addition, the Company will redeem all of its outstanding warrants to purchase Common Shares that were issued under the Warrant Agreement in a private placement (the “Private Warrants” and, together with the Public Warrants, the “Warrants”) on the same terms as the outstanding Public Warrants.

Under the terms of the Warrant Agreement, the Company is entitled to redeem all of the outstanding Public Warrants at a redemption price of $0.10 per Public Warrant if (i) the last reported sales price of the Common Shares for any twenty trading days within the thirty-day trading period ending on the third trading day prior to the date on which a notice of redemption is given (the “Reference Value”) equals or exceeds $10.00 per share and (ii) if the Reference Value is less than $18.00 per share, the Private Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. At the direction of the Company, the Warrant Agent has delivered a notice of redemption to each of the registered holders of the outstanding Warrants.

The Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable Common Shares underlying such Warrants. At any time after this notice of redemption has been delivered and prior to 5:00 p.m. New York City time on the Redemption Date, Warrant holders may elect to (i) exercise their Warrants for cash, at an exercise price of $11.50 per Common Share (the “Cash Exercise Price”) or (ii) surrender their Warrants on a “cashless basis” (a “Make-Whole Exercise”) in which case the surrendering holder will receive a number of Common Shares to be determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the volume weighted average price (the “Redemption Fair Market Value”) of the Common Shares during the 10 trading days immediately following the date on which this notice of redemption is sent to holders of Warrants. The Company will provide holders the Redemption Fair Market Value no later than one business day after such 10-trading day period ends. In no event will the number of Common Shares issued in connection with a surrender on a cashless basis exceed 0.361 Common Shares per Warrant. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a Common Share, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

The Warrants and the Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbols “LICY” and “LICY.WS,” respectively. On December 23, 2021, the closing price of the Warrants was $2.43 and the closing price of the Common Shares was $10.05. We understand from the NYSE that January 25, 2022, the trading day prior to the Redemption Date, will be the last day on which the Warrants will be traded on the NYSE.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Warrant holders to exercise their Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Warrants will have no rights with respect to those Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Warrants.

The Company is exercising this right to redeem the Warrants pursuant to Section 6.2 of the Warrant Agreement. Pursuant to Section 6.2 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Public Warrants if (i) the Reference Value equals or exceeds $10.00 per share and (ii) if the Reference Value is less than $18.00 per share, the Private Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants.

The last sales price of the Common Shares has equaled or exceeded $10.00 per share and less than $18.00 per share on each of 20 trading days within the 30-day trading period ending on December 21, 2021 (which is the third trading day prior to the date of this notice of redemption).

EXERCISE PROCEDURE

Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Warrants to purchase Common Shares. Payment upon exercise of the Warrants may be made either (i) in cash, at the Cash Exercise Price or (ii) on a “cashless basis” in which the surrendering holder will receive a number of Common Shares to be determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the Redemption Fair Market Value. The Company will notify holders as to the Redemption Fair Market Value no later than one business day after the relevant 10-trading day period ends. In no event will the number of Common Shares issued in connection with a surrender on a cashless basis exceed 0.361 Common Shares per Warrant. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a Common Share, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

Payment of the Cash Exercise Price may be made by wire transfer of immediately available funds. Wire instructions will be provided to the Depository Trust Company and will otherwise be provided upon request.

Those who hold their Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Warrants.

Persons who are holders of record of their Warrants may exercise their Warrants by sending (1) the warrant certificate representing the Warrants being exercised (a “Warrant Certificate”), (2) a fully and properly completed “Election to Purchase” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Warrants being exercised and whether such Warrants are being exercised for cash or surrendered on a cashless basis, and (3) if exercised for cash, payment in full of the Cash Exercise Price via wire transfer or other method of payment permitted by the Warrant Agreement to the Warrant Agent at: Continental Stock Transfer & Trust Company, LLC, One State Street, 30th Floor, New York, New York 10004, Attention: Compliance Department.

The method of delivery of the Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The Warrant Certificate, the fully and properly completed Election to Purchase and, if the applicable Warrants are exercised for cash, payment in full of the Cash Exercise Price must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver the Warrant Certificate, a fully and properly completed Election to Purchase or, if the applicable Warrants are exercised for cash, the payment in full of the Cash Exercise Price before such time will result in such holder’s Warrants being redeemed and not exercised.

WARRANTS HELD IN STREET NAME

For holders of Warrants who hold their warrants in “street name,” broker-dealers shall have two business days from the Redemption Date, or 5:00 p.m. New York City time on January 28, 2022, to deliver the Warrants to the Warrant Agent provided that a Notice of Guaranteed Delivery and, in the case of a cash exercise, payment in full of the Cash Exercise Price, is received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date. Any such Warrant received without the Election to Purchase or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed or, in the case of a cash exercise, without the payment in full of the Cash Exercise Price will be deemed to have been delivered for redemption (at $0.10 per Warrant), and not for exercise.

PROSPECTUS

A prospectus (and the supplements thereto) covering the Common Shares issuable upon the exercise of the Warrants is included in a registration statement filed with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-259895) (the “SEC”). The SEC also maintains an Internet website that contains a copy of this prospectus (and the supplements thereto). The address of this site is www.sec.gov. Alternatively, to obtain a copy of the prospectus (and the supplements thereto), please visit our website at http://www.li-cycle.com/.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Warrants.

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Any questions you may have about redemption and exercising your Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

Sincerely,

Li-Cycle Holdings Corp.

/s/ Carl De Luca
Carl DeLuca
General Counsel & Corporate Secretary

Annex A

ELECTION TO PURCHASE

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive [        ] Common Shares and herewith tenders payment for such Common Shares to the order of Li-Cycle Holdings Corp. (the “Company”) in the amount of $[        ] in accordance with the terms hereof. The undersigned requests that a certificate for such Common Shares be registered in the name of [                    ], whose address is [                    ] and that such Common Shares be delivered to [                    ] whose address is [                    ]. If said [            ] number of Common Shares is less than all of the Common Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Common Shares be registered in the name of [                    ], whose address is [                    ] and that such Warrant Certificate be delivered to [                    ], whose address is [                    ].

In the event that the Warrant has been called for redemption by the Company pursuant to Section 6.2 of the Warrant Agreement and a holder thereof elects to surrender its Warrant pursuant to a Make-Whole Exercise, the number of Common Shares that the holder shall receive shall be determined in accordance with subsection 3.3.1(c) or Section 6.2 of the Warrant Agreement, as applicable.

In the event that the Warrant is a Private Placement Warrant that is to be surrendered on a “cashless basis” pursuant to subsection 3.3.1(c) of the Warrant Agreement, the number of Common Shares to be issued in connection with a surrender of this Warrant shall be determined in accordance with subsection 3.3.1(c) of the Warrant Agreement.

In the event that the Warrant is to be surrendered on a “cashless basis” pursuant to Section 7.4 of the Warrant Agreement, the number of Common Shares to be issued in connection with a surrender of this Warrant for shall be determined in accordance with Section 7.4 of the Warrant Agreement.

In the event that the Warrant may be surrendered, to the extent allowed by the Warrant Agreement, on a cashless basis (i) the number of Common Shares to be issued in connection with a surrender of this Warrant would be determined in accordance with the relevant section of the Warrant Agreement which allows for such surrender on a cashless basis and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the provisions of the Warrant Agreement permitting the surrender of this Warrant on a cashless basis, to receive Common Shares. If said number of shares is less than all of the Common Shares purchasable hereunder (after giving effect to the surrender on a cashless basis), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Common Shares be registered in the name of [                    ], whose address is [                    ] and that such Warrant Certificate be delivered to [                    ], whose address is [                    ].

[Signature Page Follows]

Date: [                    ], 2021

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED).